# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rainmaker Worldwide Inc., CIK 0001872292
CUSIP: 75088P200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120
Date of event which requires filing of this statement: 01/02/2025
Filed by CIK 0002055656
Persons authorized to receive notices and communications: Michael John O'Connor, 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120, (702) 608-1990

## Reporting persons
- Michael John O'Connor (CIK 0002055656): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 16,319,992; shared voting power 0; sole dispositive power 16,319,992; shared dispositive power 0; aggregate amount beneficially owned 16,319,992 (16.2% of the class)
  Comment: Includes 5,448,890 shares issuable upon conversion of Larchwood Management Partners Inc.'s convertible promissory note as of September 18, 2026 and 264,000 shares issuable upon exercise of Mr. O'Connor's fully vested January 8, 2024 stock option. Mr. O'Connor is the sole officer and director of Larchwood and has full control over Larchwood, including the power to direct the voting and disposition of its securities. The 837,997 shares identified in Mr. O'Connor's January 2026 Form 144 were not sold and remain included in the 10,607,102 shares held directly by Mr. O'Connor.
- Larchwood Management Partners Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 5,448,890; shared voting power 0; sole dispositive power 5,448,890; shared dispositive power 0; aggregate amount beneficially owned 5,448,890 (5.4% of the class)
  Comment: Beneficial ownership reflects 5,448,890 shares issuable upon conversion of the December 31, 2025 convertible promissory note as of September 18, 2026, consisting of 5,085,259 shares attributable to principal of $137,301.99 and 363,631 shares attributable to accrued interest of $9,818.03.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Rainmaker Worldwide Inc.
Address of issuer's principal executive offices: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120
Comment: CUSIP: 75088P200. Explanatory Note: This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons on September 18, 2026 and is being filed to correct the inadvertent omission of 264,000 shares of Common Stock issuable upon exercise of Mr. O'Connor's January 8, 2024 stock option from the beneficial ownership calculations and related disclosures. Except as expressly amended and supplemented hereby, the Original Schedule 13D remains unchanged. This Schedule 13D is being filed after the applicable filing deadline. The Reporting Persons' initial filing obligation arose on January 2, 2025, when Larchwood Management Partners Inc. acquired 15,269,730 shares of Common Stock upon conversion of indebtedness. The information reported herein is current through September 18, 2026. Material changes in beneficial ownership since the event date include: the acquisition of 3,000,000 shares on April 24, 2025 as compensation for services; the gift of 2,000,000 shares on April 30, 2025 for no consideration; the transfer on July 17, 2025 of 16,518,432 shares from Larchwood to Michael John O'Connor personally for no cash consideration; the sale on August 21, 2025 of 611,330 shares in a private transaction at $0.0347 per share; the sale on December 29, 2025 of 1,000,000 shares in a private transaction at $0.03 per share; Larchwood's acquisition on December 31, 2025 of the convertible promissory note described in Items 3 and 6; and Mr. O'Connor's gift on January 12, 2026 of 4,300,000 shares for no consideration. A proposed sale of 837,997 shares reported on Form 144 dated January 5, 2026 was not consummated. On January 12, 2026, Larchwood Management Partners Inc. was granted an option to purchase 3,330,332 shares of Common Stock pursuant to the Issuer's 2026 Equity Incentive Plan. That option was subsequently cancelled and is not included in current beneficial ownership.

## Item 2. Identity and Background
Name of person filing: Michael John O'Connor; Larchwood Management Partners Inc. (collectively, the "Reporting Persons").
Residence or business address: Michael John O'Connor: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada 89120. Larchwood Management Partners Inc.: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada 89120.
Present principal occupation or employment: Michael John O'Connor is the sole officer and director of Larchwood Management Partners Inc., an Ontario corporation providing management and consulting services, and serves as its President. Mr. O'Connor is also the controlling person of Larchwood. Mr. O'Connor previously served as Chief Executive Officer and a director of Rainmaker Worldwide Inc. and resigned from those positions in September 2026. The business address of the Reporting Persons is 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada 89120. There are no other executive officers or directors of Larchwood.
Criminal convictions in the last five years: Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of the type described in Item 2(e).
Citizenship: Michael John O'Connor is a citizen of Canada. Larchwood Management Partners Inc. is organized under the laws of the Province of Ontario, Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On January 2, 2025, Rainmaker Worldwide Inc. issued 15,269,730 shares of Common Stock in full conversion of two promissory notes held for the benefit of Michael John O'Connor/Larchwood Management Partners Inc. The Issuer's Form 10-K for the year ended December 31, 2024 states that the notes arose from amounts due for services under consulting arrangements and were converted at a fixed conversion price of $0.0347 per share. Based on that conversion price, the converted indebtedness represented approximately $529,859.63 of principal and accrued interest. No cash was paid in connection with the conversion. On April 24, 2025, the Issuer issued an additional 3,000,000 shares as compensation for services rendered. On April 30, 2025, 2,000,000 shares were disposed of by gift. On July 17, 2025, the remaining 16,518,432 shares then held by Larchwood Management Partners Inc. were transferred to Mr. O'Connor personally for no cash consideration. On December 31, 2025, the Issuer issued Larchwood Management Partners Inc. a convertible promissory note in the principal amount of $137,301.99 in restructuring of bona fide accounts payable for services previously rendered. The note bears simple interest at 10% per annum, matures December 31, 2026, and is convertible at the holder's option at a fixed price of $0.027 per share. On January 8, 2024, the Issuer granted Mr. O'Connor a one-time award of options to purchase 264,000 shares of Common Stock as compensation for services. The options were fully vested upon grant, have an exercise price of $0.0347 per share and expire on January 8, 2029 unless exercised earlier in accordance with their terms. No cash was paid by Mr. O'Connor in connection with the grant.

## Item 4. Purpose of Transaction
Purpose of transaction: The securities were acquired as compensation for services, through conversion or restructuring of amounts owed for services previously rendered, and for investment purposes. Mr. O'Connor served as an officer and director of the Issuer at the time of the January 2, 2025 acquisition and subsequently ceased serving as an officer and director in September 2026. The Reporting Persons may from time to time review their investment in the Issuer and, depending on market conditions, the Issuer's business and prospects, availability of funds, legal and regulatory considerations and other factors deemed relevant, may acquire additional securities, dispose of securities, convert outstanding convertible securities, exercise outstanding options, or otherwise change their investment. Except as described in this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the matters described in Item 4(a) through (j).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on 95,004,273 shares of Common Stock issued and outstanding as reported by the Issuer on September 3, 2026, and applying Rule 13d-3(d)(1) to shares acquirable within 60 days: Michael John O'Connor may be deemed to beneficially own 16,319,992 shares, consisting of 10,607,102 shares held directly and 5,448,890 shares currently issuable upon conversion of the convertible promissory note held by Larchwood Management Partners Inc., and 264,000 shares issuable upon exercise of Mr. O'Connor's fully vested January 8, 2024 stock option. As of September 18, 2026, the conversion shares consist of 5,085,259 shares attributable to $137,301.99 of principal and 363,631 shares attributable to $9,818.03 of accrued interest. This represents approximately 16.2% of the class, using a denominator of 100,717,163 shares that includes the shares deemed outstanding for Mr. O'Connor by reason of the conversion and option exercise rights. Larchwood Management Partners Inc. may be deemed to beneficially own 5,448,890 shares currently issuable upon conversion of its convertible promissory note, representing approximately 5.4% of the class using the same Rule 13d-3(d)(1) methodology. Mr. O'Connor's current direct holdings reflect the dispositions reported on Forms 4: a sale of 611,330 shares on August 21, 2025, a sale of 1,000,000 shares on December 29, 2025, and a gift of 4,300,000 shares on January 12, 2026, following the earlier gift of 2,000,000 shares by Larchwood on April 30, 2025 and the July 17, 2025 transfer of Larchwood's remaining 16,518,432 shares to Mr. O'Connor personally. The 837,997 shares identified in Mr. O'Connor's January 2026 Form 144 were not sold and remain included in the 10,607,102 shares held directly by Mr. O'Connor.
Number of shares as to which each person has sole or shared power to vote or dispose: Michael John O'Connor: sole voting power and sole dispositive power over 16,319,992 shares, consisting of 10,607,102 shares held directly, 5,448,890 shares issuable upon conversion of the convertible promissory note held by Larchwood Management Partners Inc., and 264,000 shares issuable upon exercise of Mr. O'Connor's fully vested January 8, 2024 stock option; shared voting power and shared dispositive power: 0. Larchwood Management Partners Inc.: sole voting power and sole dispositive power over 5,448,890 shares issuable upon conversion of its convertible promissory note; shared voting power and shared dispositive power: 0. Mr. O'Connor is the sole officer and director of Larchwood and has full control over Larchwood, including the power to direct the voting and disposition of securities beneficially owned by Larchwood.
Transactions in the class effected during the past sixty days: No transactions in the Common Stock were effected by either Reporting Person during the 60 days preceding September 18, 2026.
Other persons with the right to receive dividends or sale proceeds: Except for the Reporting Persons and the rights of Larchwood Management Partners Inc. as holder of the convertible promissory note, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Michael John O'Connor has remained the beneficial owner of more than five percent of the outstanding Common Stock since January 2, 2025. Larchwood Management Partners Inc. ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on July 17, 2025 when its remaining 16,518,432 shares were transferred to Mr. O'Connor personally. Larchwood again became the beneficial owner of more than five percent on December 31, 2025 upon issuance of the convertible promissory note described in Items 3 and 6, which was convertible at the holder's option at any time prior to maturity.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Larchwood Management Partners Inc. is the holder of a Convertible Promissory Note issued by Rainmaker Worldwide Inc. on December 31, 2025 in the original principal amount of $137,301.99. The note bears simple interest at 10% per annum, matures one year from issuance, and permits the holder at any time prior to maturity to convert outstanding principal and accrued interest into Common Stock at a fixed conversion price of $0.027 per share. No shareholder rights attach to the note until conversion. As of September 18, 2026, the outstanding principal balance of $137,301.99 was convertible into 5,085,259 shares of Common Stock. Accrued interest of $9,818.03 as of the same date was convertible into an additional 363,631 shares of Common Stock. Accordingly, an aggregate of 5,448,890 shares were then issuable upon conversion of the outstanding principal and accrued interest under the note. Mr. O'Connor also holds a fully vested stock option granted by the Issuer on January 8, 2024 to purchase 264,000 shares of Common Stock at an exercise price of $0.0347 per share. The option is currently exercisable and expires January 8, 2029 unless exercised earlier in accordance with its terms. Michael John O'Connor is the sole officer and director of Larchwood Management Partners Inc., serves as its President, and has full control over Larchwood, including the power to direct the voting and disposition of securities beneficially owned by Larchwood. Except as described herein, the Reporting Persons are not known to have any contracts, arrangements, understandings or relationships with respect to securities of the Issuer requiring disclosure under Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated September 18, 2026, by and between Michael John O'Connor and Larchwood Management Partners Inc., pursuant to Rule 13d-1(k)(1), incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed September 18, 2026.

Exhibit 99.2 - Convertible Promissory Note dated December 31, 2025 issued to Larchwood Management Partners Inc., incorporated by reference to Exhibit 10.2 to Rainmaker Worldwide Inc.'s Current Report on Form 8-K filed January 5, 2026 (Accession No. 0001493152-26-000421).

## Signatures
- Michael John O'Connor: /s/ Michael John O'Connor, Michael John O'Connor (09/21/2026)
- Larchwood Management Partners Inc.: /s/ Michael John O'Connor, Michael John O'Connor, President (09/21/2026)